SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated June 20, 2003

                           Commission File No. 1-14110

                              _____________________


                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                                 ______________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________

Enclosure: Press release dated June 19, 2003, announcing Pechiney's consolidation of its position as preferred supplier for the aerospace industry.

PRESS RELEASE

                                    PECHINEY
                                    --------

     Pechiney Consolidates its Position as Preferred Supplier for Aerospace

Paris, June 19, 2003 - The Pechiney Group, which is present at the Paris Air Show through its Aerospace, Transport & Industry Division, recently implemented an original process to consolidate its position as a benchmark supplier for the aerospace industry.

A new, more international and more customer-focused sales organization has been set up.
R&D expenditure ($100 million since 1995, of which 50% to develop new alloys) increases constantly. In addition, our "R&D Accelerators" action results in more upstream cooperation with customers and reduces time to market. In manufacturing, significant capital expenditure has enabled the Group to increase its production capacity and offer very wide products (over 32 meters) for new programs such as the Airbus A380.
New services have been successfully offered to major customers, including pre-cut and surfaced products, a turnings recycling center and end-to-end supply chain management. Finally, through its "Declic" program, Pechiney has set up the resources needed to become the industry benchmark in terms of schedule reliability and supply chain management.

All these new projects were launched in the framework of the Pechiney Continuous Improvement System and are supported by an ambitious performance improvement program in the Group's plants.

Pierre Vareille, Pechiney Aluminum Conversion Sector President and Aerospace, Transport & Industry Division Executive Vice-President, stated, "Aluminum has unique advantages and remains aircraft manufacturers' first-choice material. The market launch of new alloys, higher aluminum tonnage in the most modern aircraft, together with recent progress in machining, will consolidate aluminum's leadership in this industry. Thanks to several decades of experience and the extension of its offering with new services, Pechiney is no longer a raw materials suppliers but a provider of solutions. The Group now has a unique position in this high-tech market. Our ambition is to enable manufacturers to make cheaper, higher-performing aircraft and, in this way, contribute to the long-term growth of the aerospace market."

The Aerospace, Transport & Industry (ATI) Division is comprised of production of rolled aluminum plate for air, land and sea transport (excluding automotive) and industry, as well as production of hard alloy extrusions. ATI is the joint world leader in heavy-gauge plate and profiles for aerospace and has significant positions with all aircraft makers, particularly Airbus and Boeing. In 2002, the Division achieved turnover of (euro)973 million and sales of 281,000 metric tons. It employs 3,600 people on 8 production sites, of which 4 in France, 3 in the United States and 1 in the United Kingdom.

ATI belongs to Pechiney's Aluminum Conversion Sector, which achieved sales of
(euro)2.6 billion in 2002. With presence in 6 countries, it employs approximately 8,000 people on 25 production sites.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                 *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forwardlooking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


    Investor Relations Contacts:                   Press Contacts:
    Charles L. Ranunkel: Tel: 33 1 56 28 25 07     Chrystele Ivins: Tel: 33 1 56 28 24 18
                         Fax 33 1 56 28 33 38      chrystele.ivins@pechiney.com
    PECHINEY
    7, place du Chancelier Adenauer                Stephan Giraud: Tel: 33 1 56 28 24 19
    75116 Paris                                    stephan.giraud@pechiney.com
    e-mail: Pechiney-IR-Team@pechiney.com
    Internet: http://www.pechiney.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2003                            PECHINEY


                                               By:    /s/ OLIVIER MALLET
                                                      -----------------------
                                               Name:  Olivier MALLET
                                               Title: Chief Financial Officer